                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X]               ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                  EXCHANGE ACT OF 1934
                  FOR THE PLAN YEAR ENDED DECEMBER 31, 1999.


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM ___________ TO ___________


COMMISSION FILE NUMBER 0-11527.



A.         MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN



B.         MPSI SYSTEMS INC.

           4343 SOUTH 118TH EAST AVENUE

           TULSA, OKLAHOMA  74146

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

            AS OF DECEMBER 31, 1999 AND 1998, AND FOR THE YEAR ENDED
                                DECEMBER 31, 1999


                                    CONTENTS

                                                                                               Page No.
                                                                                               --------
(a)      Financial Statements:
         (1) Report of Independent Auditors..................................................     3

         (2) Statements of Net Assets Available for Benefits ................................     4

         (3) Statement of Changes in Net Assets Available for Benefits.......................     5

         (4) Notes to Financial Statements ..................................................     6

         (5) Supplemental Schedules:
                 Schedule H; Line 4i:  - Schedule of Assets Held for Investment
                 Purposes at End of Year.....................................................    10
                 Schedule G; Schedule of Non-Exempt Transactions.............................    11


(b)      Signatures..........................................................................    12

(c)      Exhibits

         23 Consent of Independent Auditors..................................................    13

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
MPSI Systems Inc. Matching Investment Plan


We have audited the accompanying statements of net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 and schedule of non-exempt transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                    /s/ ERNST & YOUNG LLP





Tulsa, Oklahoma
June 27, 2000

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                         DECEMBER 31, 1999      DECEMBER 31, 1998
                                         -----------------      -----------------
ASSETS
Investments, at fair value                   $5,640,892             $4,009,263
RECEIVABLES:
   Employee contributions                        31,060                 32,999
   Employer contributions                       147,983                166,515
   Accrued interest / dividends                  64,363                 48,500
                                             ----------             ----------
                                                243,406                248,014
                                             ----------             ----------
NET ASSETS AVAILABLE FOR BENEFITS            $5,884,298             $4,257,277
                                             ==========             ==========


See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                     YEAR ENDED DECEMBER 31, 1999
                                                     ----------------------------
ADDITIONS
Investment income:
   Net realized and unrealized appreciation
      in fair value of investments                          $   751,019
   Interest and dividends                                       410,024
                                                            -----------

Contributions:
   Employees                                                    517,977
   Employer                                                     148,221
   Rollovers                                                     10,518
                                                            -----------
                                                                676,716
                                                            -----------
Total additions                                               1,837,759

DEDUCTIONS
   Benefit payments                                            (210,738)
                                                            -----------


Net increase                                                  1,627,021

Net assets available for benefits, at beginning of            4,257,277
year

                                                            -----------

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR           $ 5,884,298
                                                            ===========


See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


(1)    DESCRIPTION OF THE PLAN

       The following description of MPSI Systems Inc. Matching Investment Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering all full-time employees of MPSI Systems Inc. and its wholly owned U.S. subsidiary, DataMetrix Inc. (the "Company"). All employees of the Company meeting eligibility requirements set forth in the Plan participate in the Plan as of January 1 and July 1 of the Plan year following their completion of a six-month period of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS

       Each year, participants may contribute as salary deferrals up to 16% of their annual earnings. Participant contributions in excess of 9% of a participant's salary may also be made subject to certain limitations as designed to prevent the Plan from failing Annual Tax Compliance Testing. A participant's interest in salary deferrals and voluntary contributions is at all times fully vested. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce Company contributions. If the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances.

        The Company made contributions under the Plan during the year ended December 31, 1999 based upon a Matching Percentage applied to the participants' qualifying contributions. Participants' qualifying contributions equal the aggregate of each participant's salary deferral and contributions up to 6% of that participant's earnings for the Plan year. The Employers' Matching Percentage relative to qualifying participant contributions is based upon the Operating Income Ratio of the Employers (the ratio of the operating income for the Employers' fiscal year ending with or within the Plan year to the average operating income in the three prior fiscal years), is as follows:

                                               Matching
                  Operating Income Ratio       Percentage
                  ----------------------       ----------
                  Under 1.01                      50%
                  1.01, but less than 1.50        60%
                  1.50, but less than 1.75        70%
                  1.75, but less than 2.00        80%
                  2.00, but less than 2.25        90%
                  2.25 or over                   100%

        In 1999, the Employer Match was made in cash and allocated to participant accounts based upon contribution elections made by each participant.

        The Company's matching percentage was 50 percent for Plan year 1999, as calculated below:

                                           Year Ended December 31, 1999
                                           ----------------------------
Net employee contributions
   (including nonelective contributions)             $ 517,977
Nonqualifying contributions                           (186,535)
                                                     ---------
   Qualifying employee contributions                   331,442
Applicable matching percentage                         x    50%
                                                     ---------
                                                       165,721
Forfeitures                                            (17,500)
                                                     ---------
Required company contribution                        $ 148,221
                                                     =========

        INVESTMENT OPTIONS

        Participants may direct their employee contributions in any of the investment options selected by the plan administrator.

        PARTICIPANT LOANS

        A participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance or (2) $50,000. A participant may have only one loan outstanding at any time. The repayment terms of loans may not exceed five years except for loans used to acquire the participant's principal residence which may not exceed ten years. Each loan bears interest at a rate commensurate with market rates for similar loans and repayments are made by payroll deduction.

        PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

        PAYMENT OF BENEFITS

        On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

(2)      SUMMARY OF ACCOUNTING POLICIES

       INVESTMENTS

        The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by the National Quotation Bureau. Investments in equity and bond funds were stated at quoted market prices based upon the asset value of shares held by the Plan at year end. Investments in money market funds were stated at par value, which approximates fair value. The Merrill Lynch Retirement Preservation Trust Fund investments are valued by Merrill Lynch based on the fair value of the underlying assets. Participant loans are stated at cost, which approximates fair value.

        ADMINISTRATION OF THE PLAN

        Committee members are appointed by the Company to administer the Plan. The Company bears all costs associated with administering the Plan, except for minor administrative expenses paid by the Plan.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        RECLASSIFICATION

        Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

(3)     INVESTMENTS

        During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                               Net Realized and
                                  Unrealized
                                 Appreciation
                                (Depreciation)
                               in Fair Value of
                                  Investments
                               ----------------
    Corporate bonds and notes     $  (4,841)
    MPSI common stock                22,208
    Shares of mutual funds          733,652
                                  ---------

         Total                    $ 751,019
                                  =========


        The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                December 31,
                                                    1999
                                                ------------
Merrill Lynch Phoenix Fund                      $  864,205
Merrill Lynch Global Allocation Fund             1,099,108
Merrill Lynch Retirement Preservation Trust        584,952
Merrill Lynch Equity Index Trust                   612,569
Oppenheimer Total Return Fund                      347,575
                                                ----------

                                                           December 31,
                                                               1998
                                                           ------------
           Merrill Lynch Phoenix Fund                      $  633,530
           Merrill Lynch Global Allocation Fund             1,064,315
           MPSI Systems Inc. Common Stock                     242,245
           Merrill Lynch Retirement Preservation Trust        521,388
           Merrill Lynch Equity Index Trust                   491,850
           Oppenheimer Total Return Fund                      352,647
           AIM Balanced Fund                                  215,470



(4)     RECONCILIATION TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                    December 31,
                                                                                1999           1998
                                                                              ----------------------
           Net assets available for benefits per the financial statements     $5,884,298     $4,257,277
           Less: Receivables                                                          --        247,476
                                                                              ----------     ----------

           Net assets available for benefits per the Form 5500                $5,884,298     $4,009,801
                                                                              ==========     ==========

(5)     INCOME TAX STATUS

        The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995, stating that the Plan is qualified under
        Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                          EIN: 73-1064024, PLAN #: 001
               SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR
                       INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999



(a)                  (b)                                    (c)                     (d)       (e)
-------------------------------------         --------------------------------     -----     -------
                                                 Description of Investment,
  Identity of Issue, Borrower, Lessor         Including Maturity Date, Rate of               Current
           of Similar Party                    Interest, Par or Maturity Value      Cost      Value
-------------------------------------         --------------------------------     -----     --------
  MUTUAL FUNDS
*    Merrill Lynch Phoenix Fund                   62,897 Class B Shares             **     $  864,205
*    Merrill Lynch Global Allocation Fund         79,703 Class B Shares             **      1,099,108
*    Merrill Lynch Corporate Bond Fund             7,752 Class B Shares             **        117,024
*    Merrill Lynch Equity Index Trust              6,053 Class B Shares             **        612,569
*    Merrill Lynch Growth Fund (Class B)           7,420 Class B Shares             **        185,809
     Oppenheimer Total Return Fund                26,232 Class A Shares             **        347,575
     AIM Balanced                                  6,370 Class A Shares             **        208,224
     AIM International Fund                          700 Class B Shares             **         19,468
John Hancock Small Cap Fund                           69 Class A Shares             **        177,525
     Pioneer Growth Shares Fund                    8,265 Class B Shares             **        166,627
     Munder Net Net Fund                           3,201 Class B Shares             **        244,692
     Alliance Premier Growth Fund                  4,821 Class B Shares             **        175,987
     Seligman Communication Fund                   5,662 Class B Shares             **        268,454
     MFS Capital Opportunity Fund                  6,143 Class A Shares             **        129,069
     Mass Investors Growth Stock Fund              2,963 Class B Shares             **         60,236


  MONEY FUNDS
*    Merrill Lynch Retirement Preservation Trust   584,952 Units                    **        584,952

  COMMON STOCKS
*    MPSI Systems Inc.                             121,456 Common Shares            **        250,543

*  LOANS TO PARTICIPANTS                          7.75% to 10.50% interest rate     --        128,825
                                                                                ------     ----------

                                                                                $   --     $5,640,892
                                                                                ======     ==========


*  Indicates party-in-Interest to the Plan.

** Investments are participant directed, thus cost information is not applicable.

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                          EIN: 73-1064024, PLAN #: 001
                SCHEDULE G - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1999


             (a)                        (b)                             (c)
                                                             Description of transactions
                                Relationship to plan,     including maturity date, rate of
                                  employer or other           interest, collateral, par
 Identity of party involved       party-in-interest               or maturity value
-----------------------------   ---------------------    ----------------------------------
MPSI Matching Investment Plan   Employer/Plan Sponsor       Contributions of $3,220 for 4
                                                         participants for the February 1999
                                                          payroll period were deposited in
                                                          May 1999.  Investment earnings of
                                                             $536 were allocated to the
                                                               affected participants.



Columns (d) through (j) are not applicable.

                               S I G N A T U R E S



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                                  Name of Plan




Date:    June 27, 2000              By  \s\ James C. Auten
                                       ------------------------
                                           James C. Auten
                                        Chief Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  23           Consent of Independent Auditors